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Exhibit 21.1

Subsidiaries of CH2M HILL Companies, Ltd.

1.
Operations Management International Inc., a California corporation

2.
CH2M HILL, Inc., a Florida corporation

3.
CH2M HILL Constructors, Inc., a Delaware corporation

4.
LG Constructors, Inc., a Delaware corporation

5.
VECO Services, Inc., an Alaskan corporation

6.
CH2M HILL Energy, Ltd., a Delaware corporation

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Subsidiaries of CH2M HILL Companies, Ltd.